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                           FILED BY GLB BANCORP, INC.

              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
               AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                       SUBJECT COMPANY: GLB BANCORP, INC.
                          COMMISSION FILE NO. 000-24255

                             DATE: OCTOBER 15, 2003

This filing relates to the proposed merger of GLB Bancorp, Inc. with and into Sky Financial Group, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 15, 2003, by and between GLB Bancorp and Sky Financial. The merger agreement is on file with the SEC as an exhibit to the Current Report on Form 8-K filed by GLB Bancorp on July 23, 2003, and is incorporated by reference into this filing. In addition, on September 12, 2003, Sky Financial filed a joint proxy statement/prospectus, Registration Statement No. 333-108171, relating to the proposed merger pursuant to Rule 424(b)(3) of the Securities Act. The following press release was issued by GLB Bancorp on October 14, 2003:

GLB BANCORP, INC. REJECTS UNSOLICITED MERGER PROPOSAL
FROM JEROME T. OSBORNE, SR.

MENTOR, OHIO - October 14, 2003 - GLB BANCORP, INC. (NasdaqSC: GLBK) announces that its Board of Directors has today informed Jerome T. Osborne, Sr. that his unsolicited merger proposal of October 10, 2003 does not, in its view, represent a superior proposal to the previously announced stock-for-stock merger with Sky Financial Group, Inc. (NasdaqNMS: SKYF). A special meeting of the GLB Bancorp shareholders will be held as scheduled on Wednesday, October 15, 2003, for the purpose of approving the previously announced merger agreement between GLB Bancorp and Sky Financial.

The following is the complete text of the letter GLB Bancorp Board delivered to Jerome Osborne today in response to his cash-for-stock merger proposal dated October 10, 2003:

"October 14, 2003

Dear Jerry:

     The Board of Directors of GLB Bancorp, Inc. has reviewed your letter dated October 10, 2003, in which you proposed a cash-for-stock merger with GLB Bancorp. As you know, your proposal was thoroughly discussed at the special meeting of the Board that was held yesterday afternoon.

     As an initial matter, the Board very much appreciates your interest in acquiring GLB Bancorp, and believes it and the Special Committee of the Board have made every effort to accommodate the various proposals you have made over the last month. The Board and the Special Committee have met face-to-face with you and your legal and financial advisors on several occasions. In a further attempt to address your concerns, the Special Committee even took the step of arranging a meeting among you, your advisors and representatives of Sky


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Financial Group, Inc.. Throughout the process, the Board and the Special
Committee informed you and your advisors regarding the steps you would need to take to permit the Board to withdraw its approval and recommendation of the pending merger with Sky Financial in favor of a competing proposal from you.

     Also, as we think you already appreciate, the Board respectfully disagrees with the assessment in your September 23rd letter, your September 12th letter and your resignation letter from a week earlier that the Board has "decided not to maximize shareholder value" or that it failed to receive "adequate information regarding, or adequately [consider], the community impact or value of alternative proposals." Throughout the lengthy and deliberative process leading up to the decision to merge with Sky Financial, all the members of the Board remained fully informed regarding various alternative proposals and the conditions presented in those proposals. The Board, acting on the recommendation of its Special Committee, selected the proposal that it deemed to be in the best interests of the GLB Bancorp shareholders, employees and community. The standard employed by the Board in making its decision is carefully delineated in the proxy statement/prospectus that GLB Bancorp distributed to you and the other shareholders last month.

     After considering your most recent letter, the Board regrets that it cannot accept your merger proposal for the following reasons:

     A. Financing. In your September 23rd letter and at a meeting with the Board, you indicated that you had the resources for the $21.0 million offer contained in your September 23rd letter, including amounts on deposit at GLB Bancorp and a $10.0 million bank line of credit. Your merger proposal does not indicate how you will get the additional funds necessary to pay the rest of the $43.4 million in cash merger consideration proposed in your October 10th letter. As the Board has previously indicated to you and your advisors, and as you are aware because you have previously presented evidence to the Board that you have sufficient wherewithal to consummate your prior smaller proposals, the Board simply cannot, in the reasonable exercise of its fiduciary duties, accept a proposal that contains no evidence that the necessary funds are available. Moreover, you and your advisors have not presented the Board with any evidence as to whether you will be using your own funds or will be borrowing funds in addition to the previously disclosed $10 million line of credit to finance your proposal.

     B. Form and Taxation of Merger Consideration. As you know from the time you spent on the Board as a director, the Board very early on expressed a clear preference for an acquisition proposal structured as a stock-for-stock transaction, because the shareholders' receipt of stock in exchange for GLB Bancorp common shares in the transaction would not be taxable to the shareholders until such time as they chose to sell those shares. However, you have structured your merger proposal as a cash-for-stock transaction that would result in the shareholders being subject to immediate taxation upon receipt of that cash (thereby depriving them of any choice as to when to incur the tax).

     C. Firmness of Offer. Despite the fact that the Sky Financial merger has been pending since July 2003, the Board still does not have an offer from you that it could consider to be sufficiently firm to warrant postponing the shareholder meeting, much less

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          withdraw its recommendation of the Sky Financial merger. Your one-page proposal letter of October 10th presents many open issues beyond the failure to address how you would finance the merger. At your last meeting with the Special Committee, the committee members advised you and your advisors that it was the view of the Board that you would need to post a nonrefundable deposit, in an amount to be agreed between $3.00 and $4.00 per GLB Bancorp common share, to help protect the shareholders of GLB Bancorp against the substantial risks associated with any failure to consummate your proposed merger. Your October 10th letter is silent as to this point, which only leads the Board to believe that you have rejected the Board's nonrefundable deposit condition. That letter is also silent as to the numerous regulatory issues that you would need to address (as outlined in more detail below).

          In addition, your October 10th proposal was the third in a series of proposals that contained serious errors and presented issues that you and your advisors had failed to anticipate. For example, your second proposal failed to recognize that the proposed transaction structure would be subject to two levels of tax. Under the circumstances, and in the absence of any evidence that you and your advisors were prepared and able to quickly negotiate and enter into a merger agreement, the Board was forced to conclude that your proposal was not sufficiently serious or firm to warrant delaying the approval of the Sky Financial merger.

     D. Timing and Risk of Non-Consummation. The Board is concerned that it would be a long time (in the Board's view, at least six to eight months) before you would be in a position to be able to consummate the proposed merger, and that if anything were to happen that would prevent you from doing so (e.g., a failure to obtain regulatory approval), GLB Bancorp may by that time have ceased to be an attractive acquisition prospect and the Board would have failed to maximize shareholder value. To address this concern and as discussed above, the Special Committee informed you and your advisors that the Board would require that, as part of any proposal, you offer to make a cash deposit to indemnify the shareholders of GLB in the event you are unable to close the merger for any reason. When compared with the imminent shareholders' meeting to vote on the merger with Sky Financial and the likelihood of closing the merger with Sky Financial, any advantages presented by your latest proposal are, in the Board's view, far outweighed by the chance that your proposal may not be consummated and the amount of time it would take before the Board would know if the proposal could be consummated.

     E. Regulatory Issues. The Board also continues to be concerned about your ability to consummate the proposed merger in view of the regulatory approvals you would need to obtain in order to form a new bank holding company as an acquisition vehicle and to obtain approval of the proposed change-in-control of Great Lakes Bank, including but not limited to obtaining approval of your previously-expressed intent to use GLB Bancorp capital to fund an acquisition of the company and pay the termination fee to Sky Financial. Your October 10th proposal contains no evidence that your new bank holding company would remain able to support Great Lakes Bank's capital needs after the closing, regardless of whether you used any capital of the new bank holding company to fund the merger consideration or any acquisition costs.


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          In addition, as discussed with you and your advisors at a meeting with the Special Committee, to obtain regulatory approval you would likely need, at a minimum, a business plan (that indicates, among other things, whether there would be any change in the existing business plan of GLB Bancorp), a proposed management team, a proposed board of directors, a proposed dividend policy and evidence that Great Lakes Bank would be a "well-capitalized" bank under current definitions. You and your advisors have produced no evidence that you have any of that information, leaving the Board with no ability to make a determination as to whether your most recent proposal would be likely to receive regulatory approval.

          Moreover, because your proposal fails to disclose how the merger would be financed, it is impossible for the Board to know the initial debt-to-equity ratio of your new bank holding company after the consummation of the merger, an issue the Board believes will also be a major concern of the bank and bank holding company regulators. Therefore, as noted above, you and your advisors have not given the Board any information that would enable it to reach a conclusion regarding the likelihood of regulatory approval.

     F. Effect on Employees, Customers and Community. Because your offer implies (based on statements in your prior letters and in conversations with the Board) that you will be using the capital of the new bank holding company to fund the acquisition, it suggests that the bank will be a smaller institution following the transaction. You have also stated in meetings with the Board that you intend to close some of Great Lakes Bank's branches after the transaction is consummated. The Board fails to appreciate how you anticipate being able to retain the bank's existing employees and better meet the needs of its customers and community through what appears likely to be a smaller, less capitalized bank with fewer branches. The Board is also concerned about the effect of continued uncertainty about the company's future on its employees and customers.

     In view of all of these issues and concerns, the Board decided that it could not, in good faith, conclude that your proposed merger offers superior value to the GLB Bancorp shareholders or would provide any additional benefit to its employees or community. The Board was also very disappointed that your latest proposal did not go as far as the Special Committee informed you and your advisors it would need to go to be acceptable to the Board, especially since it has now been eight months since the Board first began exploring the possibility of selling the company, almost three months since the merger agreement with Sky Financial was signed, and over a month since your first meeting with the Board about your first proposal.

     Again, the directors of GLB Bancorp believe that they have literally bent over backwards to treat you fairly by giving each of your proposals careful consideration and by informing you and your advisors about the issues the Board had with each proposal and what you would need to include in an acquisition proposal before the Board could withdraw its support for the Sky Financial merger and back a proposal by you. As a group, they would have liked to have seen you, as one of the company's founders and a former director, succeed in your efforts to acquire the company. However, the directors also believe that they need to act in good faith and do what is necessary to meet their fiduciary duties to the shareholders of GLB Bancorp by balancing the various acquisition proposals that have been made over the last few months and selecting the one they believe is in the best interests of the shareholders.


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                                   Sincerely,

                                   THE BOARD OF DIRECTORS OF GLB BANCORP, INC."

[End of Letter]

About the Pending Merger with Sky Financial Group, Inc.

In July 2003, GLB Bancorp and Sky Financial announced that they entered into an agreement providing for a stock-for-stock merger in which each outstanding GLB Bancorp common share would be exchanged for 0.74 of a Sky Financial common share. The merger is subject to customary closing conditions, including regulatory approvals and the approval of the shareholders of GLB Bancorp. Under the merger agreement, GLB Bancorp may be required to pay Sky Financial a termination fee of $1,250,000 if GLB Bancorp enters into an agreement with a third party to consummate a competing acquisition proposal.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this press release may be deemed to be forward-looking statements. Such statements involve risks and uncertainties including, but not limited to: failure to consummate GLB Bancorp's proposed merger with Sky Financial because of, among other things, a failure to obtain required shareholder or governmental approvals, or adverse regulatory conditions that may be imposed in connection with governmental approvals of the merger, or Jerome Osborne's offer to acquire GLB Bancorp; and the general volatility of the capital markets and the market price of GLB Bancorp's common shares and Sky Financial's common shares. Actual results could differ materially from those contemplated by these forward-looking statements. GLB Bancorp disclaims any intent or obligation to update these forward-looking statements.

About GLB Bancorp

Headquartered in Mentor, Ohio, GLB Bancorp is a one-bank holding company that holds all of the outstanding common stock of Great Lakes Bank. Great Lakes Bank has $209 million in total assets with twelve branches throughout Lake County, Ohio and one branch in Cuyahoga County, Ohio.